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                                                                             4.3


Federal Kemper Life Assurance Company
1600 McConnor Parkway, Schaumburg, Illinois 60196-6801

QUALIFIED PLAN CONTRACT RIDER

As used in this Rider, "contract" means the contract or certificate to which this Rider is attached. "We", "Us" and "Our" mean the company named above. This Rider is made a part of the contract to which it is attached from the Issue Date of the contract or, if later, the date this Rider is added to the contract. Where provisions of this Rider are inconsistent with the provisions of the contract, the provisions of this Rider shall control. This Rider is issued to amend the contract if the contract is issued: to an individual as a Tax Sheltered Annuity under Section 403(b) of the Internal Revenue Code of 1986, as amended ("Code"); or under a plan described in Code Section 401(a) or 403(b) if the plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA Plans").

A. The Contract Owner is the Annuitant ("You", "Your", "Yours").

B. Your rights under the contract are nonforfeitable.

C. The contract is not transferable and cannot be: sold; assigned; discounted; or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than Us.

D. The amount that may be contributed to the contract will be governed by the provisions of Code Sections 403(b), 415, 414(v), and 402(g).

E. In the case of benefits that accrued under the contract after December 31, 1986, distribution must be made in accordance with the minimum distribution requirements of Code Section 403(b)(10) and regulations thereunder.

F. Distributions attributable to salary reduction contributions received or earnings credited after December 31, 1988 may be paid only when You: attain age 59 1/2; sever employment; or die or are disabled. Notwithstanding the foregoing, contributions, but not earnings thereon, may be distributed in the case of hardship within the meaning of Code Section 403(b)(11)(B).

G. If You receive an eligible rollover distribution and elect to have the distribution paid directly to an eligible retirement plan (as defined in Code
Section 402(c) ) and specify the eligible retirement plan to which the distribution is to be paid, then the distribution will be paid to that eligible retirement plan in a direct rollover.

H. We will not be responsible for the timing, purpose or propriety of any distribution. We will not incur any liability or responsibility of any tax imposed on account of any such distribution. We are not obligated to make any distribution absent a specific written direction in accordance with the provisions of the contract.

Your plan is intended to qualify under the Internal Revenue Code for tax favored status. Language contained in the contract referring to Federal tax statutes or rules is informational and instructional. This language is not subject to approval or disapproval by the state in which the contract is issued for delivery. Your qualified status, not the annuity contract, is the controlling factor as to whether Your Contract Value will receive tax favored treatment. Please ask Your tax advisor if You have any questions as to whether or not You qualify.

Signed for the Federal Kemper Life Assurance Company at its home office in Schaumburg, Illinois.

         /s/ Jeffrey A. Worf                     /s/ Jim Harlin

                                                    Jim Harlin

              Secretary                             President